# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD BUSINESS PARTNERS L.P., CIK 0001654795
CUSIP: G16234109
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM12
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0001104659-16-130298
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (66.3% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amounts for Brookfield Corporation ('BN') includes (i) 374,533 limited partnership units ('Units') of Brookfield Business Partners L.P. (the 'Issuer') and 51,599,716 redemption-exchange units ('REUs') of Brookfield Business L.P. ('Brookfield Business L.P.') beneficially owned (as applicable) by subsidiaries of BN including BNT BBU Holding LP ('Holding LP'), Brookfield Titan Holdings LP ('BTH'), and BPEG BN Holdings LP ('BPEG'), and other subsidiaries of BN, and (ii) 43,333,752 Units held by subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ('BNT'), as described in Item 4. This amount also includes 47,244,876 class A exchangeable subordinate voting shares (the 'BBUC exchangeable shares') of Brookfield Business Corporation ('BBUC') beneficially owned by BN and BNT.
  
  In reference to Row 13 above, as of February 25, 2025, there were approximately 90,855,473 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 75.1%.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (66.3% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes Units, REUs and BBUC exchangeable shares beneficially owned by BN.
  
  In reference to Row 13 above, as of February 25, 2025, there were approximately 90,855,473 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 75.1%.
- BNT BBU HOLDING LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,599,716; sole dispositive power 0; shared dispositive power 51,599,716; aggregate amount beneficially owned 51,599,716 (24% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 51,599,716 REUs beneficially owned by Holding LP.
  
  In reference to Row 13 above, as of February 25, 2025, there were approximately 90,855,473 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no BBUC exchangeable shares and only REUs held by Holding LP are exchanged for Units, the percentage would be 36.2%.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,535,005; sole dispositive power 0; shared dispositive power 23,535,005; aggregate amount beneficially owned 23,535,005 (10.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 23,535,005 BBUC exchangeable shares owned by BPEG.
  
  In reference to Row 13 above, as of February 25, 2025, there were approximately 90,855,473 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming only BBUC exchangeable shares held by BPEG are exchanged for Units, the percentage would be 20.6%.
- BROOKFIELD TITAN HOLDINGS LP (CIK 0001703170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 374,533; sole dispositive power 0; shared dispositive power 374,533; aggregate amount beneficially owned 374,533 (0.2% of the class)
  Comment: In reference to Row 13 above, as of February 25, 2025, there were approximately 90,855,473 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no REUs and no BBUC exchangeable shares are exchanged for Units (on a one-for-one basis), the percentage would be 0.4%.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD BUSINESS PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM12
Comment:
Explanatory Note:

This Amendment No. 7 (this 'Amendment No. 7') to Schedule 13D amends and supplements the Schedule 13D originally filed on June 30, 2016 (and as amended through Amendment No. 6 thereto, the 'Schedule 13D') to reflect the transaction described in Item 4 of this Amendment 7.

Unless otherwise indicated, all references to '$' in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On February 25, 2025, pursuant to the terms of the redemption-exchange mechanism of the REUs, the Issuer issued 18,105,781 Units to wholly-owned subsidiaries of BNT, a paired entity to BN, in exchange for 18,105,781 REUs held by such BNT subsidiaries.

The Units so issued are subject to the voting agreement between BN and BNT whereby BN and BNT agreed that all decisions to be made with respect to the voting of the Units held by BNT and its subsidiaries will be made jointly by mutual agreement of the applicable BNT subsidiary and BN. The foregoing description of the voting agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which was attached as Exhibit 99.2 to Amendment No. 5 to Schedule 13D and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) of Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage of Units of the Issuer is based on an aggregate number of Units of 90,855,473 outstanding as of February 25, 2025 and assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis) and includes (as applicable) Units, REUs and BBUC exchangeable beneficially owned by subsidiaries of BNT as described in Item 4 of this Amendment No. 7 and Item 4 of Amendment No. 5 and subject to the voting arrangements described in Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

Other than the transactions described in Item 4 in this Amendment No. 7 or as previously reported in Amendment No. 6, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (02/27/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (02/27/2025)
- BNT BBU HOLDING LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD BBU GP INC., general partner of BNT BBU HOLDING LP (02/27/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (02/27/2025)
- BROOKFIELD TITAN HOLDINGS LP: /s/ Ron Bloom, Ron Bloom, Managing Partner & Vice Chairman, TITAN CO-INVESTMENT GP, LLC, general partner of BROOKFIELD TITAN HOLDINGS LP (02/27/2025)